     October 6, 2011
Filed Under Rule 433
Registration No. 333-177189
Joy Global Inc.
Pricing Term Sheet

Issuer:	Joy Global Inc. (“Joy Global”)
Security Description:	5.125% Senior Notes due 2021
Size:	$500,000,000
Maturity:	October 15, 2021
Coupon:	5.125%
Price:	99.151% of face amount
Yield to Maturity:	5.235%
Spread to Benchmark Treasury:	325 basis points
Benchmark Treasury:	2.125% due August 15, 2021
Benchmark Treasury Price and Yield:	101-08 1.985%
Interest Payment Dates:	October 15 and April 15, commencing April 15, 2012
Redemption Provisions:
Optional Redemption:	At any time at a discount rate of Treasury plus 50 basis points, plus accrued and unpaid interest to the redemption date
Special Acquisition Redemption:	In the event that (i) Joy Global does not consummate the 41.1% Acquisition by (a) if Joy Global receives regulatory approval of the 41.1% Acquisition from MOFCOM prior to July 1, 2012, July 1, 2012 or (b) if Joy Global has not received regulatory approval for the 41.1% Acquisition from MOFCOM prior to July 1, 2012, October 1, 2012 (in either case, the “Acquisition Deadline Date”) or (ii) the share purchase agreement dated as of July 11, 2011 for such 41.1% Acquisition (the “IMM Purchase Agreement”) is terminated at any time prior to the Acquisition Deadline Date, then Joy Global will have the option to redeem the Notes, in whole but not in part, on the Special Acquisition Redemption Date at a redemption price equal to 101% of the aggregate principal amount of the Notes, plus accrued and unpaid interest from the interest payment date immediately preceding the Special Acquisition Redemption Date (or, if no such interest payment date has passed, the date of initial issuance) to, but excluding, the Special Acquisition Redemption Date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

The “Special Acquisition Redemption Date” means the earlier to occur of (1) the 30th day (or if such day is not a business day, the first business day thereafter) after the Acquisition Deadline Date, if the 41.1% Acquisition has not been completed on or prior to the Acquisition Deadline Date, or (2) the 30th day (or if such day is not a business day, the first business day thereafter) following the termination of the IMM Purchase Agreement for any reason.
Change of Control:	At 101% of principal, plus accrued and unpaid interest to the date of repurchase
Trade Date:	October 6, 2011
Settlement:	October 12, 2011 (T+3)
CUSIP/ISIN:	481165 AJ7 / US481165AJ77
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Ratings (Moody’s / S&P):*	Baa2 / BBB
Bookrunners:	Goldman, Sachs & Co. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Managers:	Mizuho Securities USA Inc. Mitsubishi UFJ Securities (USA), Inc. Wells Fargo Securities, LLC

*	An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s and Standard & Poor’s. Each of the security ratings above should be evaluated independently of any other security rating.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

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